                                                                   EXHIBIT 20
                                                                   PAGE 1 OF 4

FOR IMMEDIATE RELEASE

                                                 FOR MORE INFORMATION:
                                                 MEDIA INQUIRIES:
                                                 WENDY WATKINS:  (301) 380-7903
                                                 INVESTOR RELATIONS:
                                                 SHARON WHITING:  (301) 380-7215
                                                 HTTP://WWW.HMSCORP.COM
                                                 1-888-380-HOST

      HOST MARRIOTT SERVICES REPORTS 22% GAIN IN SECOND QUARTER NET INCOME

         BETHESDA, MD, JULY 14, 1998 -- Host Marriott Services [NYSE:HMS] today reported net income for the second quarter of 1998 of $6.2 million, or $0.17 per diluted share, compared to net income of $5.1 million, or $0.14 per diluted share, for the second quarter of 1997. Earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) was $33.4 million for the second quarter of 1998, an increase of 9% over EBITDA of $30.7 million reported for the second quarter of 1997. Revenues for the second quarter of 1998 totaled $322.6 million, an increase of $30.0 million, or 10% over the second quarter of 1997.

         The company's reported net income for the first two quarters of 1998 increased to $2.3 million, or $0.06 per diluted share, compared to net income of $0.8 million, or $0.02 per diluted share, for the first two quarters of 1997. EBITDA grew to $49.4 million for the first two quarters of 1998, an increase of 8% over the comparable period in 1997. Revenues totaled $599.9 million for the first two quarters of 1998, which represents an 8% increase over the comparable period in 1997.

         William W. McCarten, President and Chief Executive Officer, noted, "I am very pleased with the double digit growth achieved on both the top and bottom lines in the second quarter of 1998. With many travel industry associations forecasting record summer travel, I am confident that the earnings momentum generated during the first half of the year will carry over into our seasonally strong third quarter, keeping us on track to achieve our earnings growth target for the full year."

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                                                                    EXHIBIT 20
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ADD 1

HOST MARRIOTT SERVICES REPORTS 22% GAIN IN SECOND QUARTER NET INCOME

         The company's operating profit increased by 11% during the second quarter of 1998 to $18.5 million from $16.6 million for the second quarter of 1997, increasing the operating profit margin slightly. Operating profit increased to $20.5 million for the first two quarters of 1998 from $17.9 million in 1997, an increase of 15%. The company's operating profit margin for the first two quarters of 1998 increased by 20 basis points over the same period of 1997.

         Overall, airport concession revenues grew by 12% or $24.5 million during the second quarter of 1998. Revenues at comparable domestic airports grew by 11% during the second quarter of 1998, reflecting an estimated 3% growth in passenger enplanements and an 8% increase in revenues per enplaned passenger. Comparable domestic airport revenues exclude the effects of new contracts, contracts that were not renewed, contracts with significant changes in scope of operation and contracts undergoing significant construction of new facilities. Revenues at comparable domestic airports comprise almost 90% of the company's total domestic airport revenues. Operating profit during the second quarter in the airport business line increased by 20% to $25.4 million. An increase in the operating profit margin of 70 basis points resulted from the strong performance of the airport's domestic food and beverage operations.

         Travel plaza revenues increased by $2.7 million or 4% for the second quarter of 1998. An increase in tollroad traffic due to low gasoline prices, as well as moderate increases in menu prices, resulted in solid revenue growth in this business line. For the second quarter, operating profit in the travel plaza business line was down slightly.

         Revenues for the second quarter of 1998 in the shopping mall and entertainment business line were up 22% over a year ago. The openings of the Grapevine Mills Mall and the Vista Ridge Mall food courts in late 1997 contributed significantly to the increase. Operating profit for the second quarter in the shopping mall and entertainment business line declined by $700 thousand compared to the same period a year ago. The decrease in operating profit primarily resulted from start-up costs, including the amortization of pre-opening costs, associated with new operating locations.

         During the second quarter and in a separate press release dated today, the company announced several recent development achievements. Today's announcement included food and beverage contract extensions at Jacksonville International Airport in Florida and at Terminal 3 of John F. Kennedy
International Airport in New York. The company also won a new contract to operate retail concessions in the North Terminal at San Francisco International Airport. In addition, the company

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                                                                   EXHIBIT 20
                                                                   PAGE 3 OF 4

ADD 2

HOST MARRIOTT SERVICES REPORTS 22% GAIN IN SECOND QUARTER NET INCOME

announced a planned expansion at Chicago O'Hare International Airport with the recent approval for a new 8,000 square foot business center at the airport. The new business center will have integrated business work stations, conference rooms and a 24 hour copy and computer center. Prior announcements covered two important development wins at Miami International Airport and at Forest City Ratner Companies' 42nd Street Retail/Entertainment Complex.

         Host Marriott Services, with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 24,000 employees in six countries around the globe. Host Marriott Services is best known for its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas, shopping malls and entertainment attractions. Many of the company's concessions are operated under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, Cinnabon, TCBY "Treats," Sbarro, Taco Bell, Cheers, California Pizza Kitchen, Cool Planet, Tie Rack and The Body Shop.

                                      * * *

         NOTE: THE COMPANY'S RESULTS OF OPERATIONS ARE SIGNIFICANTLY AFFECTED BY THE VARIOUS TRAVEL AND SHOPPING SEASONS. VACATION TRAFFIC IS GENERALLY THE STRONGEST IN THE SUMMER VACATION MONTHS, PARTICULARLY FROM MEMORIAL DAY THROUGH LABOR DAY, WHICH HAS HISTORICALLY PRODUCED SEASONALLY STRONG THIRD QUARTER EARNINGS. SHOPPING MALL FOOD COURT CUSTOMER TRAFFIC IS GENERALLY THE BUSIEST DURING THE FALL AND WINTER HOLIDAY SEASON.

         THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF FEDERAL SECURITIES LAWS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING THE COMPANY'S OUTLOOK FOR 1998 AND BEYOND; THE GROWTH IN TOTAL REVENUE FOR 1998 AND SUBSEQUENT YEARS; BUSINESS STRATEGIES AND ANTICIPATED RESULTS AND SIMILAR STATEMENTS CONCERNING EVENTS AND EXPECTATIONS THAT ARE NOT HISTORICAL FACTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING THE EFFECTS OF SEASONALITY, AIRLINE AND TOLLROAD INDUSTRY FUNDAMENTALS, GENERAL ECONOMIC CONDITIONS (INCLUDING THE CURRENT ECONOMIC DOWNTURN IN ASIA), THE POTENTIAL ADVERSE IMPACT OF THE YEAR 2000 ISSUE ON OPERATIONS, COMPETITIVE FORCES WITHIN THE FOOD, BEVERAGE AND RETAIL CONCESSIONS INDUSTRIES, AND THE AVAILABILITY OF CASH FLOW TO FUND FUTURE CAPITAL EXPENDITURES. FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN, AND INVESTORS MUST RECOGNIZE THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THE STATEMENTS.

                                --Table Follows--

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

                                                                   EXHIBIT 20
                                                                   PAGE 4 OF 4


                       HOST MARRIOTT SERVICES CORPORATION
                   CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                              TWELVE              TWELVE          TWENTY-FOUR         TWENTY-FOUR
                                                            WEEKS ENDED        WEEKS ENDED        WEEKS ENDED         WEEKS ENDED
                                                             JUNE 19,            JUNE 20,           JUNE 19,           JUNE 20,
                                                               1998              1997 (A)             1998             1997 (A)
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

OPERATING SUMMARY

REVENUES                                                           $ 322.6            $ 292.6            $ 599.9            $ 555.7

OPERATING COSTS AND EXPENSES                                         304.1              276.0              579.4              537.8
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

OPERATING PROFIT                                                      18.5               16.6               20.5               17.9

    Interest expense                                                  (9.2)              (9.2)             (18.4)             (18.4)
    Interest income                                                    0.6                1.0                1.3                1.8
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

INCOME BEFORE INCOME TAXES                                             9.9                8.4                3.4                1.3
Provision for income taxes                                             3.7                3.3                1.1                0.5
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

NET INCOME                                                         $   6.2            $   5.1             $  2.3             $  0.8
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

INCOME PER COMMON SHARE
    Basic                                                           $ 0.18             $ 0.15             $ 0.07              $ 0.02
    Diluted                                                         $ 0.17             $ 0.14             $ 0.06              $ 0.02

Weighted Average Common Shares Outstanding
    Basic                                                             34.0               34.7               34.2               34.6
    Diluted                                                           35.7               36.2               35.9               36.2

EBITDA                                                             $  33.4            $  30.7            $  49.4            $  45.6
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

REVENUES BY BUSINESS LINE
    Airports                                                       $ 231.3            $ 206.8            $ 439.0            $ 404.7
    Travel Plazas                                                     75.5               72.8              130.7              125.5
    Shopping Malls and Entertainment                                  15.8               13.0               30.2               25.5
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------
       Total revenues                                              $ 322.6            $ 292.6            $ 599.9             $ 555.7
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

OPERATING PROFIT BY BUSINESS LINE (B)
    Airports                                                       $  25.4            $  21.2            $  44.1            $  38.1
    Travel Plazas                                                      5.8                5.9                2.1                2.3
    Shopping Malls and Entertainment                                   0.8                1.5                1.4                2.0
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------
       Total operating profit                                     $   32.0           $   28.6           $   47.6           $   42.4
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

PERIOD END BALANCE SHEET DATA                                 JUNE 19, 1998      June 20, 1997
                                                         ------------------- ------------------
    Cash and cash equivalents                                     $   53.2           $   67.9
    Total assets                                                     536.7              550.2
    Long-term debt                                                   406.0              406.8
-------------------------------------------------------- ------------------- ------------------ ------------------ -----------------

(A) Certain minor reclassifications were made to the prior year financial statements to conform to the 1998 presentation.
(B)  Before  general  and administrative expenses.

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